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1 March 2001

                                 MEDIA RELEASE

                       ROD McGEOCH TO JOIN TELECOM BOARD

Mr Rod McGeoch, a leading Australian solicitor, businessman, corporate director and sports administrator, is to be appointed a Director of Telecom Corporation of New Zealand Limited.

Telecom Chairman Roderick Deane said today he was delighted that Mr McGeoch had accepted an invitation to join the Board.

"Rod McGeoch's expertise in the law and business, and especially in international business issues, will be a valuable addition to Telecom as the Group expands its presence in Australia," Dr Deane said.

Mr McGeoch, the Chairman of major law firm Corrs Chambers Westgarth, is one of Australia's most prominent solicitors with more than 30 years' practice experience.

His extensive board and consulting appointments include the Australian Advisory Board of Morgan Stanley Dean Witter and the Asia Pacific Advisory Council of international insurance group Aon Holdings. Mr McGeoch is also the Chairman of Telecom New Zealand Australia Pty Ltd and was previously a Director of AAPT.

Mr McGeoch's high profile contribution to sports has included leadership of the successful bid for Sydney to host the 2000 Olympic Games and various administrative roles in Australian rugby and cricket.

Over recent years, Mr McGeoch has focused particularly on the development of business links between Australia and other countries.

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"I'm a strong believer that New Zealanders can bring tremendous talent and commitment to the international arena in sport and business," he said. "On the Telecom Board, I will be contributing a constructive perspective to business growth in Australia."

Further information, contact:

Martin Freeth
Public Affairs Manager
Telecom New Zealand
Tel 64 4 498 9361
Mob 025 242 0174